ASCENT SOLAR TECHNOLOGIES, INC.
12300 Grant Street
Thornton, CO 80241

February 16, 2017

VIA EDGAR CORRESPONDENCE
Mr. Tim Buchmiller
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re: Ascent Solar Technologies, Inc.
Preliminary Proxy on Schedule 14A
Filed January 23, 2017
File No. 001-32919

Dear Mr. Buchmiller,
This letter is being submitted in response to the letter dated February 10, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to its review of the above-referenced filing of Ascent Solar Technologies, Inc. (“we,” “us,” “our,” “Ascent” or the “Company”). For your convenience, we have reproduced the Staff’s comments in bold print below, and followed each comment with the Company’s response.

Purpose of the Authorized Share Increase, page 8

1.
Please revise your disclosure to discuss your recent reverse stock split of common stock and your recent increase in authorized shares from 450 million to 2 billion shares on September 15, 2016. In this regard, please clarify the events that have taken place since the prior reverse stock split and increase in authorized shares that have necessitated the additional increase in authorized shares from 2 billion to 20 billion shares.

Response:
In response to the Staff’s comment, we have added several new sections which describe a number of different circumstances, events and transactions which have occurred over the past 12 months which have resulted in the issuance of very significant additional amounts of common stock by the Company. Although a number of factors have been at work, the primary causes of the outstanding share increase are (i) the Company having significant amounts of convertible securities outstanding, (ii) many of those convertible securities having variable conversion prices tied to a discount to the Company’s then current stock price, (iii) holders of those securities making significant conversions of those securities and selling the underlying common stock into the public markets, and (iv) such issuances and sales putting significant downward pressure on the Company’s stock price, which increases the number of shares issuable upon conversion of the remaining variable priced convertible securities.
In addition, we have added a new table which shows for each of the last 12 months the Company’s (i) outstanding common shares, (ii) the Company’s authorized common shares, and (iii) the Company’s stock price. This table highlights the interaction between the Company’s stock price and the Company’s issued and outstanding shares over the last 12 months, and the corresponding use of the Company’s current authorized shares which were increased to two billion in September 2016.

2.
Please expand your disclosure to discuss the variable conversion price of each convertible security you mention in the bullet points on page 9 and disclose how the variable conversion prices have impacted your estimated conversion shares since you last sought shareholder approval of an increase in authorized shares on September 15, 2016. As examples only, we note the significant increases in the number of conversion shares of your Series G preferred shares and your convertible notes.

Response:
In response to the Staff’s comment, we have added a table which summarizes the conversion price terms for each class or series of the Company’s existing convertible securities. Where applicable, we have also given information about any changes to those conversion price formulas which have occurred over the 12-month period.

3.
Please revise your disclosure to discuss the material terms of your issuance of Series J preferred shares and your issuance of 333 million shares to an affiliate of your executive officer, including the consideration paid, the reasons underlying the issuances and the conversion rate for the convertible securities.

Response:
In response to the Staff’s comment, we have added a “Recent Developments” section which describes in greater detail the terms and circumstances surrounding the January 2017 private placement to Tertius, which is the investment firm affiliated with the Company’s CEO. In addition, we have added disclosure about the Company’s very recent private placement with strategic investor Boone Group. The Boone Group private placement transaction was disclosed by the Company in an 8-K filed February 14, 2017.
The new table described in response to Comment 2 above contains additional disclosure about the conversion price terms of the Company’s Series J preferred stock. As can be seen from the information in that table, the Series J stock has not been a driver of the increase of the Company’s outstanding common shares. First, the Series J preferred stock has a fixed (rather than variable) conversion price. Accordingly, the number of common shares underlying the Series J preferred stock does not vary based upon changes to the Company’s current stock price. Second, no shares of the Series J preferred stock have yet been converted. The Company did not grant any registration rights in connection with the Series J private placement and the Series J preferred shares have not yet been outstanding long enough to satisfy the applicable holding periods under Rule 144.

As this table indicates, the increase in the outstanding common shares has resulted from conversions of other series or classes of outstanding convertible securities. The third and fourth columns of the table indicate the amount by which the outstanding convertible securities have been reduced through conversion.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (720) 872-5233.

Very truly yours,

/s/ Victor Lee
Victor Lee
President and
Chief Executive Officer

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